UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2025

Commission File Number: 001-34824

Ambow Education Holding Ltd.

Not Applicable

(Translation of Registrant’s name into English)

Cayman Islands

(Jurisdiction of incorporation or organization)

10080 N. Wolfe RD Suite SW3-200, Cupertino, CA 95014

United States of America

Telephone: +1 (628) 888-4587

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒          Form 40-F ☐

Other Information

Attached hereto as Exhibit 99.1 is an earnings release announcing the Company’s financial and operating results for the second half of the year ended December 31, 2024, which has not been audited or reviewed by the Company’s independent registered accounting firm, as well as its audited financial and operating results for the full fiscal year ended December 31, 2024.

Exhibits

99.1	Earnings Release

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Ambow Education Holding Ltd.

By:	/s/ Jin Huang
Name:	Dr. Jin Huang
Title:	President, Chief Executive Officer and Acting Chief Financial Officer

Date: March 28, 2025

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